News Release

FOR IMMEDIATE RELEASE:

CONTACT: Sandra K. Vollman
Chief Financial Officer
U.S. Can Corporation
(630) 678-8000

U.S. CAN REPORTS THIRD QUARTER RESULTS

Lombard, IL, November 4, 2003 – U.S. Can reported net sales of $204.5 million for its third quarter ended September 28, 2003 compared to $205.5 million for the corresponding period of 2002. The decrease is primarily attributable to volume decreases in its domestic businesses, partially offset by a positive foreign currency impact on sales made in Europe. For the first nine months of 2003, net sales increased to $613.7 million from $595.1 million for the same period in 2002 primarily due to a positive foreign currency impact on sales made in Europe, partially offset by decreased domestic volumes.

For the third quarter, U.S. Can reported gross income of $20.7 million (10.1% to sales), compared to $19.8 million (9.6% to sales) in 2002. For the nine months ended September 28, 2003 gross income increased to $66.8 million (10.9% to sales) from $61.7 million (10.4% to sales) for the first nine months of 2002. Gross profit margin was positively impacted by operating efficiencies realized from its restructuring and other cost reduction programs. These positive impacts were partially offset by domestic volume decreases and the negative impact of production inefficiencies in our International operations. The Company has continued to reduce inventory, and reported lower inventory levels than September 2002 and December 2002, both on an as-reported basis and a constant dollar basis. Inventory also declined from second quarter 2003 levels.

Selling, general and administrative expenses were $0.5 million lower than the same quarter last year and $1.4 million lower for the year-to-date period primarily due to positive results from Company-wide cost savings programs.

During the third quarter of 2003, the Company recorded a credit of $0.8 million of Special Charges. The credit is the result of a reassessment of a prior restructuring program net of a charge for position elimination costs at May Verpackungen. Year to date Special Charges were $0.8 million.

Third quarter 2003 interest expense was $14.6 million as compared to $12.2 million for the third quarter of 2002, and $40.9 million and $38.0 million for the 2003 and 2002 year to date periods, respectively. 2003 interest expense reflects the July 22, 2003 issuance of $125 million of 10 7/8% Senior Secured Notes due 2010 and the use of the proceeds to prepay $70.0 million of term loans and the reduction of borrowings under the revolving credit facility by $55.0 million. The repayments under the revolving credit facility did not reduce the $110.0 million amount available for borrowings under the facility. The Notes are secured, on a second priority basis, by substantially all of the collateral that currently secures the Company's Senior Secured Credit Facility.

Bank financing fees for the third quarter of 2003 were $2.5 million as compared to $1.0 million for the third quarter of 2002, and $4.5 million and $3.0 million for the 2003 and 2002 year to date periods, respectively. The 2003 increases are due to $1.2 million of fees incurred and expensed by the Company to amend its Senior Secured Credit Facility in connection with the above transactions. In addition, the Company has or will incur approximately $6.4 million of fees and expenses related to the offering and senior secured credit facility amendment which will be amortized over the life of the applicable borrowings. The amortization of these fees and all other deferred financing fees is included in Bank Financing Fees.

Income tax benefit was $0.2 million for the third quarter of 2003 versus $2.6 million for the third quarter of 2002. For the first nine months of 2003, income tax expense was $2.7 million versus an income tax benefit of $4.5 million for the first nine months of 2002. During the fourth quarter of 2002, the Company recorded a valuation allowance as it could not conclude that it is "more likely than not" that all of the deferred tax assets of certain of its foreign operations will be realized in the foreseeable future. Accordingly, in 2003 the Company did not record an income tax benefit related to losses of those operations.

The net loss before preferred stock dividends was $4.3 million for the quarter ended September 28, 2003 compared to a net loss of $5.2 million for the quarter ended September 29, 2002. The net loss before preferred stock dividends on a year-to-date basis for 2003 was $9.3 million compared to $26.8 million for the same period of 2002. The year-to-date 2002 net loss includes the Company's non-cash goodwill impairment charge of $18.3 million recorded in the fourth quarter of 2002, retroactive to the first quarter of 2002.

Earnings before interest, taxes, depreciation, amortization, special charges relating to our restructurings and certain other charges and expenses, as defined under the terms of our Senior Secured Credit Facility ("Credit Facility EBITDA") was $20.5 million for the third quarter of 2003, an improvement of $1.2 million versus the third quarter of 2002. Year-to-date Credit Facility EBITDA was $64.6 million for 2003, an increase of $5.8 million versus the same period of 2002. The Company considers Credit Facility EBITDA to be a useful measure of its current financial performance and its ability to incur and service debt. In addition, Credit Facility EBITDA is a measure used to determine the Company's compliance with its Senior Secured Credit Facility. The most directly comparable GAAP financial measure to Credit Facility EBITDA is net loss from operations before cumulative effect of accounting change. Below is a quantitative reconciliation of the loss from operations before cumulative effect of accounting change to Credit Facility EBITDA.

| | 3rd Quarter | | YTD | |
	2003	2002	2003	2002
	(in millions)			
Net Loss Before Cumulative Effect of Accounting Change	$ (4.3)	$ (5.2)	$ (9.3)	$ (8.5)
Plus: Income Tax Provision	(0.2)	(2.6)	2.7	(4.5)
Plus: Interest Expense	14.6	12.2	40.9	38.0
Plus: Bank Financing Fees	2.5	1.0	4.5	3.0
Plus: Depreciation and Amortization	8.6	8.7	24.9	24.3
Plus: Special Charges	(0.8)	5.1	0.8	5.1
Plus: Other Add-backs as Specified in Lending Agreement	0.1	0.1	0.1	1.4
Credit Facility EBITDA	$ 20.5	$ 19.3	$ 64.6	$ 58.8

At September 28, 2003, $39.6 million had been borrowed under the $110.0 million revolving loan portion of the Senior Secured Credit Facility. Letters of Credit of $11.6 million were also outstanding securing the Company's obligations under various insurance programs and other contractual agreements. In addition, the Company had $10.0 million of cash and cash equivalents at quarter end. The Company is in the process of renegotiating certain credit facilities of May Verpackungen.

U.S. Can Corporation is a leading manufacturer of steel containers for personal care, household, automotive, paint and industrial products in the United States and Europe, as well as plastic containers in the United States and food cans in Europe.

Certain statements in this release constitute "forward-looking statements" within the meaning of the Federal securities laws. Such statements involve known and unknown risks and uncertainties which may cause the Company's actual results, performance or achievements to be materially different than future results, performance or achievements expressed or implied in this release. By way of example and not limitation and in no particular order, known risks and uncertainties include our substantial debt and ability to generate sufficient cash flow to service this debt; the timing and cost of plant closures; the level of cost reduction achieved through restructuring; the success of new technology; the timing of, and synergies achieved through, integration of acquisitions; changes in market conditions or product demand; loss of important customers or volume; downward product price movements; changes in raw material costs and currency fluctuations. In light of these and other risks and uncertainties, the inclusion of a forward-looking statement in this release should not be regarded as a representation by the Company that any future results, performance or achievements will be attained.

# # #

http://www.uscanco.com

U.S. CAN CORPORATION
STATEMENTS OF OPERATIONS
(Unaudited)
(Dollars in Thousands)

	For the Three Months Ended		For the Nine Months Ended	
	September 28, 2003	September 29, 2002	September 28, 2003	September 29, 2002
Net Sales	$ 204,508	$ 205,474	$ 613,710	$ 595,136
Cost of Goods Sold	183,783	185,674	546,931	533,475
Gross Income	20,725	19,800	66,779	61,661
Selling, General and Administrative Expenses	8,829	9,373	27,166	28,571
Special Charges	(791)	5,071	830	5,071
Operating Income	12,687	5,356	38,783	28,019
Interest Expense	14,643	12,122	40,876	37,942
Bank Financing Fees	2,507	1,014	4,535	3,037
Income (Loss) From Operations Before Income Taxes	(4,463)	(7,780)	(6,628)	(12,960)
Provision (Benefit) for Income Taxes	(167)	(2,551)	2,707	(4,473)
Net Loss Before Cumulative Effect of Accounting Change	(4,296)	(5,229)	(9,335)	(8,487)
Cumulative Effect of Accounting Change, net of tax	-	-	-	(18,302)
Net Loss Before Preferred Stock Dividends	(4,296)	(5,229)	(9,335)	(26,789)
Preferred Stock Dividends	(3,485)	(3,158)	(10,131)	(9,213)
Net Loss	$ (7,781)	$ (8,387)	$ (19,466)	$ (36,002)

U.S. CAN CORPORATION
BALANCE SHEETS
AS OF SEPTEMBER 28, 2003 AND DECEMBER 31, 2002
(Unaudited)
(Dollars in Thousands)

	September 28, 2003	December 31, 2002
ASSETS		
Current Assets	$ 238,974	$ 229,607
Property, Plant and Equipment	233,296	241,674
Noncurrent Assets	109,638	107,545
Total Assets	$ 581,908	$ 578,826
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities	$ 174,863	$ 185,084
Long-Term Debt	533,756	523,529
Long-Term Liabilities	81,986	80,926
Preferred Stock	143,265	133,133
Stockholders' Equity	(351,962)	(343,846)
Total Liabilities and Stockholders' Equity	$ 581,908	$ 578,826